

AMERICAN EASTERN SECURITIES, INC.

865 S. Figueroa, Suite 3340
Los Angeles, California 90071
Tel: (213) 488-5131
Fax: (213) 488-5126

10.7

November 13, 2006

CHINA SHEN ZHOU MINING & RESOURCES, INC.
865 S. Figueroa Street, Suite 3340
Los Angeles, California 90017

Attn: Yu Xiao-jing, President

Dear Ms Yu:

By our signature to this Agreement, we agree with China Shen Zhou Mining & Resources, Inc. (the "Issuer") to the following terms governing arrangements for $7,000,000.00 to $30,000,000 debt and/or equity financing of the Issuer which are to be issued on the terms and conditions to be negotiated between the Issuer and prospective investors.

1. We agree to act as the exclusive finder of the Issuer in connection with the offering of debt and equity financing of the Issuer for a period of one year from the execution date of this Agreement by the Issuer, and to arrange for other finders to participate and assist in this offering.

2. In connection therewith, we agree to comply with the terms and conditions of this Agreement and we agree to use our best efforts to arrange financing acceptable to the Issuer.

3. We understand that the Issuer may reject any prospective lender or investor for any reason, and we agree that any such rejection shall be deemed not to be a sale made by us or on our account. We acknowledge that checks may be made payable directly to Issuer or any bank selected by the Issuer.

4. We understand that we are not authorized to act as an agent for the Issuer in any connection with any transaction, and we agree that we will not act as agent or purport to do so. Any act to be performed by us with respect to the corporate financing pursuant hereto shall be as an independent contractor.

5. Subject to the terms and conditions contained in this Agreement, we will be paid for corporate financing for which we have acted as a finder pursuant to this Agreement on a commission-only basis, with such commission to be 8% of the gross amount raised by us and by other associated bankers, advisors and finders introduced by us to the Issuer. In addition to the cash compensation the issuer agree to pay certain number warrants to American Eastern Securities, Inc. and its associated bankers, advisors and finders who involve in the fund raising activities. The number of warrant should be at 10% of the amount raised exercisable in 3 years from the date of issuance with the same exercise price to the issue sold. Commissions and fees will be payable within ten (10) days of each closing date, except that no commissions or fees will be paid until the lender's or investor's funds have cleared and proved good through normal Federal Reserve System banking procedures. We acknowledge that no commissions or fees shall be due and owing to us unless and until all of the terms and conditions set forth herein and in the loan documents

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or subscription documents have been met.

6. Subject to the terms and conditions contained in this Agreement, we will be paid our direct expenses incurred in the offering only on a fully accountable basis as of each closing date. It is understood and agreed that the Issuer will pay all of the costs of arranging for the financing.

7. We confirm that we are appropriately registered as a broker-dealer with the U.S. Securities and Exchange Commission and in all states in which we will conduct business and are a member in good standing of the NASD. We also agree not to solicit subscribers for the debt or equity of the Issuer that will result in a violation of the securities laws of the United States, or of any state, or any rule or regulation hereunder, or of any rules of any securities exchange.

8. We represent that there is not now pending or threatened against us any action or proceeding of which we have been advised, either in any court of competent jurisdiction, before the Securities and Exchange Commission or any state securities commission concerning activities as a broker or dealer, nor have we been named as a "cause" in any such action or proceeding.

9. In the event any such action or proceeding of the type referred to in paragraph 8 above shall be instituted or threatened against us at any time, or in the event there shall be filed by or against us in any court pursuant to any federal, state, local or municipal statute a petition in bankruptcy or insolvency or for reorganization or for the appointment of a receiver or trustee of assets, or if we make an assignment for the benefit of creditors, the Issuer shall have the right on three (3) days written notice to terminate this Agreement.

10. We confirm that our commitment to use our best efforts to solicit debt and equity financing for the Issuer will not result in a violation of the securities laws of the United States, including, but not limited to, the Act or any rule or regulation hereunder, the Securities Exchange Act of 1934, or any rule or regulation hereunder, or the securities laws of any state in which we will conduct business and the rules and regulations hereunder, or of any rules of any securities exchange to which we are subject or of any restriction imposed upon us by any such exchange or governmental authority and agree to indemnify the Issuer for any and all damages and liabilities resulting from the same.

11. We represent that in connection with the offering:

    (a) We will comply in all respects with (i) the provisions of this Agreement and (ii) the Issuer's policies and procedures for firms engaging in the solicitation of sales of its debt or equity financing.

    (b) Prior to making any sale, we will have reasonable grounds to believe, after making reasonable inquiry, that each lender/investor meets the requirements of the Act, the NASD and applicable state securities laws as to the suitability of the investment for such purchaser;

    (c) No owner, partner, director, or officer of our firm has within the last five (5) years been subject to any of the following administrative or judicial actions (by the Securities and Exchange Commission or any state securities commission):

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(i) Registration stop order (issuance of securities);

(ii) Securities related felony conviction;

(iii) Securities related administrative order;

(iv) Any administrative order involving fraud or deceit; or

(v) Securities related injunction.

(d) We will comply with Sections 8, 24, 25 and 36 of Article II of the NASD's Rules of Fair Practice;

(e) We have no current effective administrative order revoking a securities exemption; and

(f) We have not been suspended, censured or expelled by the NASD.

We agree to indemnify and hold the Issuer, its officers, directors and employees, harmless from any costs associated with claims arising or alleged to arise out of a breach of the foregoing representations.

12. Subject to the conditions set forth below, the Issuer agrees to indemnify and hold us and our participating finders harmless, and each person, if any, who controls or is employed by us or any participating finder within the meaning of Section 15 of the Securities Act of 1933, as follows:

(a) Against any loss, liability, claim, damage and expense arising out of (including, but not limited to, expenses reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever based upon) any untrue or alleged untrue statement of a material fact provided to us by the Issuer, or the omission or alleged omission therefrom of a material fact required to be stated or necessary to make the statements not misleading; and

(b) Against any loss, liability, claim, damage and expense to the extent of the aggregate amount paid in settlement of any litigation, commenced or threatened, or of any claim based upon any untrue statement; or omission or any alleged untrue statement or omission (including, but not limited to, expenses reasonably incurred in investigating, preparing or defending against any such litigation or claim) if such settlement is effected with the Issuer's written consent.

In no case shall the Issuer be liable with respect to claims made against us unless the Issuer shall be notified, by letter or by telegram confirmed by letter, of any action commenced against us within a reasonable time after we shall have been served with a summons or other legal process giving information as to the nature and basis of the claims, but failure to so notify the Issuer shall not relieve the Issuer from any liability which it shall have otherwise than on account of this indemnity agreement. The Issuer shall be entitled

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to participate at its own expense in the defense, or if it elects within a reasonable time after receipt of such notice, to assume the defense of any suit and retain counsel, we shall bear the fees and expenses of any additional counsel thereafter retained by us.

13. This Agreement may be terminated by either party at any time upon five (5) days' written notice to that effect sent to the other party at the address shown in this Agreement. An attempt to assign any rights and obligations under this Agreement shall constitute automatic termination of this Agreement.

14. The representations and warranties set forth in this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of either of us and will survive termination of this Agreement and the delivery of any payment for the corporate financing.

15. Any notice from the Issuer to us at the address set forth below shall be deemed to have been duly given if mailed, or if communicated by telegraph or telephone and subsequently confirmed in writing to us. Any communications from you to us should be in writing and addressed to American Eastern Securities, Inc., 865 S. Figueroa Street, Suite 3340, Los Angeles, California 90017. Any notice from us to the Issuer shall be deemed to have been given is mailed or telegraphed to you at your address:

____

____

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16. This Agreement may be modified only by a writing signed by the parties hereto.

17. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all of the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of California applicable to agreements made and to be wholly performed therein. For purposes of any lawsuit or other proceeding in respect to this Agreement, the undersigned hereby submit and consent to the jurisdiction of any court of competent jurisdiction sitting in the County of Los Angeles, State of California.

We have indicated our confirmation of this Agreement by executing and delivering it to the Issuer in duplicate. If accepted, the Issuer will execute this Agreement whereupon it shall constitute a binding contract between us.

Dated this 1st day of Novemeber, 2006

American Eastern Securities, Inc.



____

Charles Hung, Chief Executive Officer
CRD# 25621

Phone: (213) 488-5131
Fax: (213) 488-5126

China Shen Zhou Mining & Resources, Inc.

____

Yu Xiao-jing, President

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CHINA SHEN ZHOU MINING & RESOURCES, INC.
No. 166 FUSHI ROAD ZEYANG TOWER, SHIJINGSHAN DISTRICT, BEIJING, CHINA 100043

December 27, 2006

Charles Trang Chong Hung
American Eastern Securities, Inc.
865 South Figueroa Street #3340
Los Angeles, CA 90017

Re: **Warrants Issuance per Financing Agreement**

Dear Mr. Hung:

This will confirm that, in accordance with a Financing Agreement dated November 13, 2006, between China Shen Zhou Mining & Resources, Inc. (the "Company"), and American Eastern Securities, Inc. ("AES"), AES is entitled to a warrant to purchase 875,000 shares of the common stock of the Company, at an exercise price of $3.20 per share, exercisable on or before three (3) years from the date of grant.

This letter will further serve as instructions to legal counsel to prepare warrants consistent with the above terms, for my signature, for delivery to Charles Trang Chong Hung, at:

American Eastern Securities, Inc.
865 South Figueroa Street #3340
Los Angeles, CA 90017

Sincerely,

China Shen Zhou Mining & Resources, Inc.

By_____
Yu Xiao Jing, President

cc: Mark Hanson, Esq.
       James C. Lewis, Esq.

CHINA SHEN ZHOU MINING & RESOURCES, INC.

No. 166 FUSHI ROAD ZEYANG TOWER; SHIJINGSHAN DISTRICT, BEIJING, CHINA 100043

December 27, 2006

Attention: Debbie Yoon
HSBC Bank, USA, National Association
660 South Figueroa Street
Los Angeles, CA 90017

Re: **Wiring instructions for Account No. 269014098 under American Federal Mining Group, Inc.**

Dear Ms. Yoon:

As the President of China Shen Zhou Mining & Resources, Inc. (the "Company"), and the authorized signatory of the above account (the "Account"), this will serve as the instruction of the Company that immediately upon receipt of an incoming wire of approximately $17.7 million (US) (the "Wired Funds") from Citadel Equity Fund Ltd. ("Citadel") in connection with a loan transaction under a certain Notes Purchase Agreement between the Company and Citadel (the "Loan Transaction"), you will make payment and disbursements as follows:

1.   The sum of $1,680,000 (US) (One Million Six Hundred Eighty Thousand Dollars) to American Eastern Securities, Inc. ("AES"), Attn: Charles Trang Chong Hung, President, representing commissions of six percent (6%) of the funds in the Loan Transaction, including six percent (6%) of funds from a prior bridge loan, owing to AES;

2.   The sum of $250,000 (US) (Two Hundred Fifty Thousand Dollars) shall be reserved and withheld in the Account for payment of legal fees and other expenses incurred in connection with the Loan Transaction; and

3.   Upon completion of the above, the remaining sum of approximately $15,800,000 (US) (Fifteen Million Eight Hundred Thousand Dollars) shall be wired to the following account:

Standard Chartered Bank
Xiamen Branch
China Construction Bank
Building No. 98 Lu Jiang Road, Xiamen
Fujian, PRC
SWIFT CODE: SCBLCNSXIMN
Beneficiary Account Number: OSA4647840711
Beneficiary Account Name: American Federal Mining Group, Inc.

Thank you very much for your cooperation.

Sincerely,

China Shen Zhou Mining & Resources, Inc.

By_____

Yu Xiao Jing, President

cc: James Lewis, Esq.
      Mark Hanson, Esq.
      Bank of New York Trust Account